SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*
PIXELWORKS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
72581M107

(CUSIP Number)
Leonard, Street and Deinard, P.A.
Attn: Albert A. Woodward, Esq.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS Xenia Contrarian Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4075389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		433,333

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		433,333

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	433,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.98%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS The Oak Ridge Financial Services Group, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 41-1868775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		33,333

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,333

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.23%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS Sugar Hill Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-2280140

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		66,666

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,666

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.46%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS Marc H. Kozberg Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		66,666

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		433,333(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,666

WITH	10	SHARED DISPOSITIVE POWER

433,333(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,999(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14	TYPE OF REPORTING PERSON

OO
(1)  Represents or includes 433,333 shares held by Xenia Contrarian Partners, L.P. (“XCP”). Marc H. Kozberg, the grantor of the Marc H. Kozberg Revocable Trust, is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS Robert C. Klas, Sr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		115,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		433,333(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		115,000

WITH	10	SHARED DISPOSITIVE POWER

433,333(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

548,333(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.77%

14	TYPE OF REPORTING PERSON

CO
(1)  Represents or includes 433,333 shares held by XCP. Robert C. Klas, Sr. is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	72581M107	13D

1	NAME OF REPORTING PERSONS Charles Barry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		66,666

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		433,333(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,666

WITH	10	SHARED DISPOSITIVE POWER

433,333(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,999(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.44%

14	TYPE OF REPORTING PERSON

CO
(1)  Represents or includes 433,333 shares held by XCP. Charles Barry is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

ITEM 1. SECURITY AND ISSUER.
     This Schedule 13D amendment amends the Schedule 13D originally filed by individuals and entities identified in Item 2 on May 6, 2008, and relates to the common stock (the “Common Stock”) of Pixelworks, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8100 SW Nyberg Road, Tualatin, Oregon 97062.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is hereby amended and restated as follows:
     Xenia Contrarian Partners, L.P. (“XCP”), The Oak Ridge Financial Services Group, Inc. (“ORFSG”), Sugar Hill Capital Management, LLC (“SHCM”), Marc H. Kozberg Revocable Trust, Robert C. Klas, Sr., and Charles Barry previously filed the Schedule 13D as a group on May 6, 2008. SHCM subsequently decided to withdraw from the group and the remaining members of the group, XCP, ORFSG, Marc H. Kozberg Revocable Trust, Robert C. Klas, Sr., and Charles Barry, decided to dissolve the group. As a result, no such individual or entity is a 5% beneficial owner of the Common Stock of the Issuer, and therefore, such individuals and entities are no longer reporting persons. XCP, ORFSG, SHCM, Marc H. Kozberg Revocable Trust, Robert C. Klas, Sr., and Charles Barry expressly disclaim the existence of a group with respect to the shares of Common Stock of the Issuer owned by such parties.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is amended and restated as follows:
     The individuals and entities identified in Item 2 are no longer reporting persons.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is amended and restated as follows:
     The individuals and entities identified in Item 2 are no longer reporting persons.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is amended and restated as follows:
     The individuals and entities identified in Item 2 are no longer reporting persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Joint Filing Agreement, dated as of August 26, 2008, by and among individuals and entities identified in Item 2.
Power of Attorney signed by the individuals and entities identified in Item 2 was previously filed.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: August 26, 2008

*

Robert C. Klas, Sr.

*

Charles Barry

Marc H. Kozberg Revocable Trust

By:	/s/ Marc H. Kozberg

Its:	Trustee

Xenia Contrarian Partners, L.P.

By:	/s/ Marc H. Kozberg

Its:	General Partner

Oak Ridge Financial Services Group, Inc.

By:	/s/ Marc H. Kozberg

Its:	Chief Executive Officer

Sugar Hill Capital Management, LLC

By:	*

Its:	Gregory Larson, Manager

*By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Attorney-in-fact

EXHIBIT A
JOINT FILING AGREEMENT
     Each of the persons named below agrees to the joint filing of a Schedule 13D Amendment with respect to the common stock of Pixelworks, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
     IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 26th day of August, 2008.

*

Robert C. Klas, Sr.

*

Charles Barry

Marc H. Kozberg Revocable Trust

By:	/s/ Marc H. Kozberg

Its:	Trustee

Xenia Contrarian Partners, L.P.

By:	/s/ Marc H. Kozberg

Its:	General Partner

Oak Ridge Financial Services Group, Inc.

By:	/s/ Marc H. Kozberg

Its:	Chief Executive Officer

Sugar Hill Capital Management, LLC

By:	*

Its:	Gregory Larson, Manager

*By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Attorney-in-fact